Exhibit 99.1

Press Release

Cheer Holding Announces Share Consolidation of

Class A Ordinary Shares

Class A Ordinary Shares Will Begin Trading on a Post-Consolidation Adjusted Basis on
December 23, 2025

BEIJING, Dec. 19, 2025 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding,” “we” or the “Company”), a leading provider of next-generation mobile internet infrastructure and platform services, today announced that it intends to effect a share consolidation of its ordinary shares at a ratio of 1 post-split Class A ordinary share for every 50 pre-split ordinary shares (the “Share Consolidation”) so that every fifty (50) shares issued and outstanding will be combined into one (1) share. The Share Consolidation will become effective at 4:05 p.m. (New York time) on December 22, 2025 (the “Effective Time”).

The Company’s Class A ordinary shares will continue to be traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CHR” and will begin trading on a post-consolidation adjusted basis when the market opens on Tuesday, December 23, 2025. The CUSIP number for the Company’s Class A ordinary shares following the Share Consolidation will be G29973121.

As a result of the share consolidation the number of issued and outstanding Class A ordinary shares of the Company will be reduced from 234,309,902 pre-consolidation Class A ordinary shares to approximately 4,686,199 post-consolidation Class A ordinary shares, subject to adjustments for rounding. Outstanding warrants and other outstanding equity rights will be proportionately adjusted to reflect the Share Consolidation. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. Upon the effectiveness of the Share Consolidation, the Company’s authorized share capital became US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each.

The Share Consolidation is primarily intended to increase the Company’s per share trading price in order to maintain its listing on Nasdaq. As previously disclosed, on November 19, 2025, the Company received a notification letter from the Listing Qualifications Department of Nasdaq notifying the Company that the Staff has determined to delist the Company’s common stock from the Nasdaq Capital Market as a result of its common stock closing at a price of $0.10 or below for ten consecutive trading days. The Company appealed the determination and has a hearing scheduled for January 13, 2026. Although no guarantees can be offered, the Company believes that this Share Consolidation will allow it to regain compliance with the Nasdaq continued listing requirements and will enable the Company to maintain its Nasdaq listing.

Shareholders holding their shares in book-entry form or in “street name” (through a broker, bank or other holder of record) will have their shares automatically adjusted to reflect the Share Consolidation. Shareholders of record may direct questions concerning the Share Consolidation to the Company’s transfer agent, Continental Stock Transfer & Trust Company.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive digital eco-system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as CHEERS Telepathy, CHEERS Video, CHEERS e-Mall, CHEERS Open Data, CheerReal, CheerCar, CheerChat, Polaris Intelligent Cloud, AI-animated short drama series, short video matrix, variety show series, Livestreaming, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s digital ecosystem, the Company is committed to utilizing innovative product applications and technologies to drive its long-term sustainable and scalable growth.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements include, but are not limited to, that the Share Consolidation will enable the Company to meet the minimum bid price requirement under the Nasdaq continued listing standards, or that the Company will be able to continue to have its Class A ordinary shares listed on The Nasdaq Capital Market. The Company is subject to a number of risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 10, 2025. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)